Exhibit 99.1

JinkoSolar Announces Fourth Quarter and Full Year 2014 Financial Results

SHANGHAI, Mar. 2, 2015 /PRNewswire-FirstCall/ — JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), a global leader in the solar PV industry, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2014.

Fourth Quarter 2014 Highlights

•	Total solar product shipments to the third parties amounted to 838.2 megawatts ("MW"), consisting of 739.2 MW of solar modules, 53.1 MW of silicon wafers and 45.9 MW of solar cells. This represents an increase of 18.4% from 708.2 MW in the third quarter of 2014 and an increase of 43.0% from 586.3 MW in the fourth quarter of 2013. Total solar module shipments were 1,078.3 MW, which includes 339.1 MW to be used in the Company’s downstream projects.
•	As of December 31, 2014, the Company has connected a total of 502.6 MW of solar power projects to the grid.
•	Total revenues were RMB2.97 billion (US$478.9 million), representing an increase of 16.0% from the third quarter of 2014 and an increase of 35.8% from the fourth quarter of 2013.
•	Electricity revenues from solar power projects were RMB80.4 million (US$13.0 million), representing an increase of 68.6% over the third quarter of 2014. In the third quarter, the Company reversed the revenue of RMB19.6 million related to the value-added tax of feed-in-tariffs. Electricity revenues from solar power projects, excluding the effect of value-added tax, representing an increase of 19.5% over the third quarter of 2014.
•	Gross margin was 22.8%, compared with 20.6% in the third quarter of 2014 and 24.7% in the fourth quarter of 2013.
•	Income from operations was RMB236.6 million (US$38.1 million), compared with income from operations of RMB239.9 million in the third quarter of 2014 and income from operations of RMB262.3 million in the fourth quarter of 2013.
•	Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB244.7 million (US$39.4 million), compared with net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB280.6 million in the third quarter of 2014 and net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB164.3 million in the fourth quarter of 2013.
•	Diluted earnings per American depositary share ("ADS") were RMB3.12 (US$0.52), compared with diluted earnings per ADS of RMB8.00 in the third quarter of 2014 and diluted earnings per ADS of RMB5.88 in the fourth quarter of 2013.

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•	Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the fourth quarter of 2014 was RMB237.1 million (US$38.2 million), compared with non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB342.0 million in the third quarter of 2014 and non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB228.6 million in the fourth quarter of 2013.
•	Non-GAAP basic and diluted earnings per ADS were RMB7.64 (US$1.24) and RMB6.12 (US$1.00), respectively, in the fourth quarter of 2014.

Full Year 2014 Highlights

•	Total solar module shipments were 2,943.6 MW, which include 520.4 MW to be used in the Company’s downstream solar power projects.
•	Total solar product shipments to the third parties for the full year 2014 reached a record high of 2,787.1 MW, consisting of 2,423.2 MW of solar modules, 229.6 MW of silicon wafers and 134.3 MW of solar cells, an increase of 44.2% from 1,933.1 MW for the full year 2013.
•	As of December 31, 2014, the Company has connected 502.6 MW of solar power projects to the grid.
•	Total revenues were RMB9.98 billion (US$1.61 billion) for the full year 2014, an increase of 41.0% from RMB7.08 billion for the full year 2013.
•	Electricity revenues generated from solar power projects were RMB237.6 million (US$38.3 million), representing a 209.7% increase from RMB76.7 million in 2013.
•	Gross margin was 22.4% for the full year 2014, compared with 20.3% for the full year 2013.
•	Income from operations was RMB931.6 million (US$150.1 million), compared with income from operations of RMB645.5 in the full year 2013.
•	Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB673.0 million (US$108.5 million) for the full year 2014, compared with a net income of RMB188.0 million for the full year 2013.
•	Diluted earnings per ADS for the full year 2014 was RMB15.44 (US$2.48), compared with diluted earnings per ADS of RMB7.84 for the full year 2013.
•	Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders for the full year 2014 was RMB800.2 million (US$129.0 million), compared with non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB432.3 million for the full year 2013.
•	Non-GAAP basic and diluted earnings per ADS for the full year 2014 were RMB26.04 (US$4.20) and RMB20.8 (US$3.36), respectively.

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Mr. Kangping Chen, JinkoSolar’s Chief Executive Officer commented, “We closed out the year on a very strong note. Total revenues during the fourth quarter of 2014 reached US$478.9 million, representing an increase of 35.8% over the same period in 2013 as module shipments reached a record high of 1,078.3 MW which includes 339.1 MW designated for our own downstream business. Full year solar module shipments also reached a record high of 2,943.6 MW, which includes 520.4 MW used in our downstream projects. Revenue streams expanded as costs continued to improve allowing us to achieve over US$100 million in net income for the year. Our rapidly growing downstream business, expanding geographic presence and industry-leading products will continue to support our growth as we work towards our goal of transforming into a one-stop energy solutions provider.”

“Our downstream business continued to gain momentum with electricity revenues from solar power projects reaching RMB80.4 million in the fourth quarter of 2014, representing an increase of 68.6% sequentially. 270 MW of projects were completed during the quarter of which 150 MW were connected to the grid. This brings the total capacity of connected JinkoSolar power projects to 503 MW. While the number of MW connected to the grid is lower than we initially anticipated due to a cold winter and a slower grid connection process at the end of the year , we expect to make up for it by connecting approximately 360 MW of projects during the first half of 2015. As our pipeline expands and the number of projects connected to the grid grows, management continues to move the spin-off process forward in a way that will maximize shareholder value.”

“We continue to diversify our market presence as global solar demand in 2015 is expected to grow by 15-20% despite low oil prices. The price of oil, we believe, has a limited impact on solar fundamentals as it is primarily used for transportation rather than power generation in most of the key solar markets. And it is important to remember that mounting concern over the environment has been one of the driving factors behind increased solar demand in many key markets, China in particular.”

“While the preliminary results of adjustments from the US Department of Commerce on the 2012 Trade Case were positive, we remain focused on further diversifying our production capacity geographically by establishing overseas production facilities for both cells and modules in regions unaffected by the frequent solar trade disputes. By managing our resources efficiently, we aim to strengthen our position as the leading solar product supplier in key solar markets.”

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“We achieved new heights of module power output in February 2015 where independent testing conducted by TUV Rheinland’s Shanghai Testing Center showed that the power output of JinkoSolar’s ‘Eagle +’ 60-cell multi PV modules reached 334.5 watts - a new record that broke the previous record of 306.9 watts also set by us in December 2014. We are also dedicated to developing integrated intelligent solutions by providing smart modules to Japan’s largest smart component PV project.”

“We accomplished a lot in 2014 by leveraging our industry leading technology, global presence and deep relationships with financial institutions to grow our business further. I am confident that 2015 will be an even more successful year for us.”

Fourth Quarter 2014 Financial Results

Total Revenues

Total revenues in the fourth quarter of 2014 were RMB2.97 billion (US$478.9 million), representing an increase of 16.0% from RMB2.56 billion in the third quarter of 2014 and an increase of 35.8% from RMB2.19 billion in the fourth quarter of 2013, respectively. The sequential increase in revenues was primarily attributable to the increase in shipments of solar modules. The year-over-year increase in total revenues was mainly attributable to the increase in shipments of solar modules and the increase in electricity revenues from solar power projects.

Prior to the third quarter of 2014, the Company recognized 100% of the feed-in tariff as revenues without being requested to issue value-added tax invoices. During the third quarter of 2014, the Company was requested by the State Grid Corporation of China to issue value-added tax invoices for feed-in tariff collected by the Company. As a result of this change, the Company recorded a cumulative value-added tax payable and reduction of revenues in the amount of RMB19.6 million during the third quarter of 2014. Starting from the third quarter of 2014, the Company recorded value-added tax payable with a corresponding reduction to revenue, and each of the Company’s subsidiaries that are operating the solar power projects will be subject to a value-added tax payment to the extent that their value-added tax payable exceeds the value-added tax recoverable at entity level.

Electricity revenues were RMB80.4 million (US$13.0 million) in the fourth quarter of 2014, representing an increase of 68.6% from the third quarter of 2014, including the effect of value-added taxes mentioned above. It represented an increase of 19.5% from the third quarter of 2014 excluding the effect of value-added taxes mentioned above. The increase was primarily due to the increase in the number and capacity of the Company's completed solar power projects. Gross profit for electricity revenues was RMB44.2 million (US$7.1 million) during the fourth quarter of 2014, representing a gross margin of 55.0%.

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The Company has entered into certain sales contracts with retainage terms (the "Retainage Contracts") since the second half of 2012, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage for the specified period which generally ranges from one year to two years (the "Retainage Period"). Given the limited experience the Company has with respect to the collectability of the retainage under the Retainage Contracts, the Company does not recognize such retainage until the customers pay it after the Retainage Period expires. The total amount of retainage under the Retainage Contracts that was not recognized as revenues was RMB2.4 million (US$0.4 million) and RMB49.4 million for the fourth and the third quarters of 2014, respectively. During the fourth quarter of 2014, the Company recognized retainage payments of RMB23.4 million (US$3.8 million) as revenues. As of December 31, 2014, the cumulative amount of retainage that had not yet been recognized as revenue was RMB194.2 million (US$31.3 million).

Gross Profit and Gross Margin

Gross profit in the fourth quarter of 2014 was RMB678.2 million (US$109.3 million), compared with gross profit of RMB528.5 million in the third quarter of 2014 and gross profit of RMB540.8 million in the fourth quarter of 2013.

Gross margin was 22.8% in the fourth quarter of 2014 compared with 20.6% in the third quarter of 2014 and 24.7% in the fourth quarter of 2013. The sequential increase in gross margin was primarily due to the continued cost reductions and higher gross margin from electricity revenues of solar power projects. The year-over-year decrease in gross margin was mainly due to the decrease in ASPs. In-house gross margin, which relates to the Company's in-house silicon wafer, solar cell and solar module production, was 24.3% in the fourth quarter of 2014, compared with 23.3% in the third quarter of 2014 and 24.3% in the fourth quarter of 2013.

Income from Operations and Operating Margin

Income from operations in the fourth quarter of 2014 was RMB236.6 million (US$38.1 million), compared with income from operations of RMB239.9 million in the third quarter of 2014 and income from operations of RMB262.3 million in the fourth quarter of 2013. Operating margin in the fourth quarter of 2014 was 8.0%, compared with 9.4% in the third quarter of 2014 and 12.0% in the fourth quarter of 2013, respectively.

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Total operating expenses in the fourth quarter of 2014 were RMB441.5 million (US$71.2 million), an increase of 53.0% from RMB288.6 million in the third quarter of 2014 and an increase of 58.5% from RMB278.5 million in the fourth quarter of 2013. The sequential increase was mainly due to the increase in the stock-based compensation expenses, research and development expenses (“R&D expenses”), the disposal of obsolete fixed assets, and shipping and warranty cost associated with the increase of module shipments. The year-over-year increase in operating expenses was mainly due to the increase in stock-based compensation expenses, R&D expenses, and selling and marketing expenses associated with increased shipping and warranty costs from increased solar product shipments.

Total operating expenses excluding non-cash expenses, including stock-based compensation, the provisions for doubtful accounts, and the disposal of obsolete fixed assets, were RMB388.7 million (US$62.7 million), compared to RMB295.0 million in the third quarter of 2014 and RMB250.6 million in the fourth quarter of 2013.

Total operating expenses excluding non-cash expenses, including stock-based compensation, the provisions for doubtful accounts, and the disposal of obsolete fixed assets, as a percentage of total net revenues was 13.1% in the fourth quarter of 2014, compared to 11.5% in the third quarter of 2014 and 11.5% in the fourth quarter of 2013.

Interest Expense, Net

Net interest expense in the fourth quarter of 2014 was RMB82.1 million (US$13.2 million), an increase of 12.4% from RMB73.1 million in the third quarter of 2014 and an increase of 53.9% from RMB53.4 million in the fourth quarter of 2013. The sequential increase was mainly due to the increase of short-term bank borrowings. The year-over-year increase was primarily due to the increase of short-term bank borrowings and additional long-term bank borrowings for the downstream solar power projects in year 2014.

Exchange Gain / (Loss), Net

The Company recorded an exchange loss of RMB6.8 million (US$1.1 million) in the fourth quarter of 2014, which was primarily due to a foreign currency exchange loss of RMB45.4 million (US$7.3 million) offset by the gain in fair value change of forward contracts of RMB38.6 million (US$6.2 million). The Company had net exchange gain of RMB1.3 million in the third quarter of 2014 and net exchange gain of RMB9.2 million in the fourth quarter of 2013.

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Change in Fair Value of Convertible Senior Notes and Capped Call Options

The Company recognized a gain from a change in fair value of convertible senior notes of RMB132.1 million (US$21.3 million) and a loss from a change in fair value of capped call options of RMB51.9 million (US$8.4 million). The gain from change in fair value of convertible senior notes was primarily due to the changes in the stock price of the Company in the fourth quarter of 2014. Loss from change in fair value of capped call options was primarily due to a decrease in their remaining life.

Equity in Income of Affiliated Companies

The Company recognized equity income from affiliated companies of RMB2.1 million (US$0.3 million) in the fourth quarter of 2014 as a result of its share of the gains from solar power projects held by affiliated companies.

Income Tax Expense / (Benefit), Net

The Company recorded an income tax benefit of RMB9.4 million(US$1.5 million) in the fourth quarter of 2014, compared with an income tax benefit of RMB153.8 million in the third quarter of 2014 and an income tax expense of RMB0.3 million during the fourth quarter of 2013.

Net Income and Earnings per Share

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the fourth quarter of 2014 was RMB244.7 million (US$39.4 million), compared with net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB280.6 million in the third quarter of 2014 and a net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB164.3 million in the fourth quarter of 2013.

Basic and diluted earnings per share were RMB1.97 (US$ 0.32) and RMB0.78 (US$ 0.13), respectively, during the fourth quarter of 2014. This translates into basic and diluted earnings per ADS of RMB7.88 (US$1.28) and RMB3.12 (US$0.52), respectively.

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the fourth quarter of 2014 was RMB237.1 million (US$38.2 million), compared with non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB342.0 million in the third quarter of 2014 and non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB228.6 million in the fourth quarter of 2013.

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Non-GAAP basic and diluted earnings per share were RMB1.91 (US$0.31) and RMB1.53 (US$0.25), respectively, during the fourth quarter for 2014. This translates into non-GAAP basic and diluted earnings per ADS of RMB7.64 (US$1.24) and RMB6.12 (US$1.00), respectively.

Financial Position

As of December 31, 2014, the Company had RMB2.29 billion (US$369.7 million) in cash and cash equivalents and restricted cash, compared with RMB2.1 billion of cash and cash equivalents and restricted cash as of September 30, 2014.

As of December 31, 2014, total short-term bank borrowings, including the current portion of long-term bank borrowings, was RMB2.61 billion (US$420.2 million), compared with RMB2.1 billion as of September 30, 2014, and total long-term borrowings was RMB956.5 million (US$154.2 million), compared with RMB938.6 million as of September 30, 2014.

As of December 31, 2014, the Company's working capital was negative RMB116.0 million (US$18.7 million), compared with positive RMB1.0 billion as of September 30, 2014, which was primarily due to the rapid investment in downstream solar power projects.

Full Year 2014 Financial Results

Total Revenues

Total revenues for the full year 2014 were RMB9.98 billion (US$1.61 billion), an increase of 41.0% from RMB7.08 billion for the full year 2013. The increase in total revenues was primarily due to the increase in shipments of solar modules which was partially offset by the decline in ASPs. The increase in electricity revenues generated from solar power projects was primarily due to the increase in the number and capacity of projects in the year 2014.

Gross Profit and Gross Margin

Gross profit for the full year 2014 was RMB2.24 billion (US$361.0 million), an increase of 55.8% from RMB1.44 billion for the full year 2013. Gross margin was 22.4% for the full year 2014, compared with 20.3% for the full year 2013. The gross margin increase was primarily due to improvements in the operating efficiency and continued cost reductions, and higher gross margins from the electricity revenues of solar power projects, which were partially offset by the slight declines in solar module ASPs.

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Income from Operations and Operating Margin

Income from operations for the full year 2014 was RMB931.6 million (US$150.1 million), compared with an income from operations of RMB645.5 million for the full year 2013. Operating margin for the full year 2014 was 9.3%, compared with 9.1% for the full year 2013.

Total operating expenses for the full year 2014 were RMB1.31 billion (US$210.9 million), an increase of 65.2% from RMB791.8 million for the full year 2013. Operating expenses represented 13.1% of total revenues for the full year 2014, compared with 11.2% for the full year 2013. The increase in operating expenses was primarily due to the increase in shipping and warranty cost associated with the increased shipment, a significant reversal of provision for bad debts in 2013 as result of the subsequent cash collection of long-aged accounts receivable, as well as increased stock-based compensation expenses and R&D expenses. .

Interest Expense, Net

Net interest expense for the full year 2014 was RMB287.7 million (US$46.4 million), an increase of 28.8% from RMB223.4 million in 2013, primarily due to interest expenses associated with the issuing of the Company’s convertible notes in January 2014 and additional bank borrowings for the downstream solar power projects in year 2014.

Exchange Gain/(Loss)

The Company recorded an exchange loss of RMB147.8 million (US$23.8 million) in the full year 2014.The Company had net exchange gain of RMB9.9 million in 2013.

Change in Fair Value of Convertible Senior Notes and Capped Call Options

The Company recognized a gain from a change in fair value of convertible senior notes and capped call options of RMB64.1 million (US$10.3 million) for the full year 2014, compared with a loss of RMB212.9 million in 2013, primarily due to the changes the stock price of the Company.

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Equity in Gain of Affiliated Companies

The Company recognized equity gain of affiliated companies of RMB9.5 million (US$1.5 million) for the full year 2014 as a result of its share of gain for solar power projects held by affiliated companies.

Income Tax Expense/(Benefit), Net

The Company recognized an income tax benefit of RMB134.3 million (US$21.7 million) for the full year 2014, compared with a tax expense of RMB18.5 million in 2013. The Company’s evaluation of its deferred tax assets was based on both positive and negative indications of the ability to realize the benefits of such tax assets. Based on the strong financial performance of certain subsidiaries, the Company determined that the future taxable income of certain subsidiaries would be sufficient to realize the benefits of such tax assets and reversed the valuation allowance of RMB203.6 million in the third quarter of 2014.

Net Income and Earnings per Share

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders for the full year 2014 was RMB673.0 million (US$108.5 million), compared with a net income of RMB188.0 million in 2013.

Basic and diluted income per share for the full year 2014 was RMB 5.47 (US$ 0.88) and RMB 3.86 (US$ 0.62), respectively. This translates into basic and diluted earnings per ADS of RMB21.88 (US$3.52) and RMB15.44 (US$2.48), respectively.

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders for the full year 2014 was RMB800.2 million (US$129.0 million), compared with non-GAAP net income of RMB432.3 million in 2013.

Non-GAAP basic and diluted earnings per share for the full year 2014 were RMB 6.51 (US$ 1.05) and RMB 5.20 (US$0.84), respectively, which translates into non-GAAP basic and diluted earnings per ADS of RMB26.04 (US$4.2) and RMB20.8 (US$3.36), respectively.

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Fourth Quarter and Full Year 2014 Operational Highlights

Solar Product Shipments

Total solar product shipments to third parties in the fourth quarter of 2014 amounted to 838.2 MW, consisting of 739.2 MW of solar modules, 53.1 MW of silicon wafers and 45.9 MW of solar cells. In comparison, total shipments for the third quarter of 2014 amounted to 708.2 MW, consisting of 658.1 MW of solar modules, 30.3 MW of silicon wafers and 19.8 MW of solar cells, and total solar product shipments in the fourth quarter of 2013 amounted to 586.3 MW, consisting of 533.3 MW of solar modules, 7.3 MW of silicon wafers and 45.7 MW of solar cells.

Total solar product shipments to third parties in 2014 amounted to 2,787.1 MW, consisting of 2,423.2 MW of solar modules, 229.6 MW of silicon wafers and 134.3 MW of solar cells. In comparison, total shipments in 2013 amounted to 1,933.1 MW, consisting of 1,765.1 MW of solar modules, 54.8 MW of silicon wafers and 113.2 MW of solar cells.

Solar Power Project Capacity

As of December 31, 2014, the Company has connected 503 MW of solar power projects to the grid.

Solar Products Production Capacity

As of December 31, 2014, the Company's in-house annual silicon wafer, solar cell and solar module production capacity was 2.5 GW, 2.0 GW and 3.2 GW, respectively.

Recent Business Developments

●	In November 2014, JinkoSolar supplied 5 MW of highly efficient, salt and mist resistant solar modules to DMM, a Japanese digital content distributor and solar installation company, for a ground mounted solar PV project in Mie Prefecture, Japan.
●	In November 2014, JinkoSolar (U.S.) INC. signed a USD$20 million two-year credit agreement with Wells Fargo Bank, National Association which will used to support working capital and business operations in the US.
●	In November 2014, JinkoSolar closed preferred share issuance to a group of private equity investors led by China Development Bank International and the Macquarie Greater China Infrastructure Fund, a fund managed by Macquarie Infrastructure and Real Assets, of an aggregate amount of US$225 million in the Company's downstream solar power project business.
●	In November 2014, JinkoSolar signed an agreement to supply 7 MW to Almacen Sustentable in Mexico.
●	In December 2014, JinkoSolar supplied 21.4 MW of solar PV modules to Harsha Abakus Solar Pvt. Ltd., a solar energy solutions provider and a subsidiary of Harsha Engineers Group, for a ground mounted solar PV project in Gujarat, India.

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●	In December 2014, JinkoSolar’s "Eagle+" solar modules reached a new height of power output for 60-cell multi crystalline silicon module during an independent test conducted at TUV Rheinland's Shanghai Testing Center. Under Standard Testing Conditions (STC), power output of the high power "Eagle+" modules samples manufactured by JinkoSolar reached 306.9 watts. At present, the industry average power output of a 60-cell multi-crystalline silicon module is approximately 255 watts.
●	In December 2014, JinkoSolar supplied 80 MW of solar PV modules to China General Nuclear Power Group for a solar PV project in Neihuang County, Henan Province.
●	In January 2015, Zhejiang JinkoSolar Co., Ltd. entered into a US$90 million working capital loan agreement with China Development Bank.
●	In February 2015, JinkoSolar provided 2 MW of smart modules to IDEC Corporation, a Tokyo Stock Exchange listed Japanese designer and manufacturer of control automation products, for a ground mounted solar PV project in Nishinomiya, Hyogo Prefecture, Japan.

Operations and Business Outlook

First Quarter and Full Year 2015 Guidance

For the first quarter of 2015, the Company estimates total solar module shipments to be in the range of 710 MW to 780 MW, which includes 550 MW to 600 MW module shipments to third parties and 160 MW to 180 MW for its own downstream projects. Revenues will not be recognized for the modules shipped to its own downstream projects as required by U.S. GAAP.

For the full year 2015, the Company estimates total solar module shipments to be in the range of 3.3 GW and 3.8 GW which includes 2.7 GW to 3GW module shipments to third parties. Full year newly-added solar power project development scale is expected to be in the range of 600 MW to 800 MW.

Changes in Board of Directors

●	Mr. Haitao Jin resigned from the board on May 26, 2014.
●	Mr. Longgen Zhang was appointed as a member of the board on May 26, 2014.
●	Mr. Zibin Li resigned from the board on February 28, 2015.

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Conference Call Information

JinkoSolar's management will host an earnings conference call on Monday, March 2, 2015 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852-5808-3202
U.S. Toll Free:	+1-855-298-3404
Passcode:	JinkoSolar

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, March 9, 2015. The dial-in details for the replay are as follows:

International:	+61-2-9641-7900
U.S. Toll Free:	+1-866-846-0868
Passcode:	9980398

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar is a global leader in the solar industry with production operations in Jiangxi and Zhejiang Provinces in China and sales and marketing offices in Shanghai and Beijing, China; Munich, Germany; Bologna, Italy; Zug, Switzerland; San Francisco, the United States; Queensland, Australia; Ontario, Canada; Singapore; Tokyo and Osaka, Japan; Cape town, South Africa; and Santiago, Chile.

JinkoSolar has built a vertically integrated solar product value chain, with an annual capacity of 2.5GW for silicon ingots and wafers, 2 GW for solar cells, and 3.2 GW for solar modules, as of December 31, 2014. JinkoSolar sells electricity in China and distributes its solar products to a diversified customer base in the global PV market, including Germany, Italy, Belgium, Spain, the United States, Eastern Europe, China, India, Japan, South Africa, South America and other countries and regions.

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To find out more, please see: www.jinkosolar.com

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income (loss), non-GAAP earnings (loss) Per Share, non-GAAP earnings (loss) per ADS and non-GAAP diluted weighted average ordinary shares outstanding, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to convertible senior notes and capped call options:

•	Non-GAAP net income (loss) is adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes, exchange gain/(loss) on the convertible senior notes and capped call options, stock-based compensation, and accretion to redemption value of redeemable non-controlling interests; and
•	Non-GAAP earnings (loss) per share and non-GAAP earnings (loss) per ADS are adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes, exchange gain/(loss) on the convertible senior notes and capped call options, stock-based compensation, and accretion to redemption value of redeemable non-controlling interests;

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar's current and future performances based on a more meaningful comparison of net income and diluted earnings per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

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Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York As of December 31, 2014, which was RMB6.2046 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:
Sebastian Liu
JinkoSolar Holding Co., Ltd.
Tel: +86 21-6061-1792
Email: ir@jinkosolar.com

Christian Arnell
Christensen
Tel: +86-10-5900-1548
Email: carnell@christensenir.com

In the U.S.:
Jeff Bloker
Christensen
Tel: +1-480-614-3003
Email: jbloker@christensenir.com

15

JINKOSOLAR HOLDING CO., LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except ADS and Share data)

	2013	2014
	RMB	RMB	USD
Revenues from third parties	6,286,828	9,977,972	1,608,157

Revenues from related parties	792,011	557	90

Total revenues	7,078,839	9,978,529	1,608,247

Cost of revenues	(5,641,487)	(7,738,489)	(1,247,218)

Gross profit	1,437,352	2,240,040	361,029

Operating expenses:
Selling and marketing	(492,626)	(769,011)	(123,942)
General and administrative	(230,125)	(426,573)	(68,751)
Research and development	(65,482)	(106,627)	(17,185)
Impairment of long lived assets	(3,573)	(6,217)	(1,002)
Total operating expenses	(791,806)	(1,308,428)	(210,880)

Income from operations	645,546	931,612	150,149
Interest expenses, net	(223,377)	(287,668)	(46,364)
Convertible senior notes issuance costs	-	(26,053)	(4,199)
Subsidy income	7,583	49,785	8,024
Exchange loss	(38,468)	(147,058)	(23,701)
Other income, net	6,872	(1,692)	(273)
Change in fair value of forward contracts	48,390	(715)	(115)
Change in fair value of convertible senior notes and capped call options	(212,907)	64,102	10,331
Income before income taxes	233,639	582,313	93,852
Income tax (expense)/benefit	(18,532)	134,334	21,651
Equity in (loss)/income of affiliated companies	(25,615)	9,549	1,539
Net income	189,492	726,196	117,042
Net income attributable to non-controlling interests	(1,480)	(851)	(137)
Accretion to redemption value of redeemable non-controlling interests	-	(52,321)	(8,433)
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	188,012	673,024	108,472

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	2.00	5.47	0.88
Diluted	1.96	3.86	0.62

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	8.00	21.88	3.52
Diluted	7.84	15.44	2.48

Weighted average ordinary shares outstanding:
Basic	94,018,394	122,980,870	122,980,870
Diluted	96,035,985	153,786,531	153,786,531

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS) INCOME

Net income	189,492	726,196	117,042
Other comprehensive (loss)/income:
-Unrealized gain on available-for-sale securities	6,042	(5,630)	(907)
-Foreign currency translation adjustments	6,591	4,634	747
Comprehensive income	202,125	725,200	116,882
Less: comprehensive (loss)/income attributable to non-controlling interests	1,480	(851)	(137)
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	200,645	726,051	117,019

NON-GAAP RECONCILIATION

1. Non-GAAP income per share and non-GAAP earnings per ADS

GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	188,012	673,024	108,472

Convertible senior notes issuance costs	-	26,053	4,199
Change in fair value of convertible senior notes and capped call options	212,907	(64,102)	(10,331)

4% of interest expense of convertible senior notes	30,527	64,961	10,470

Exchange loss on convertible senior notes and capped call options	(17,095)	5,298	854

Stock-based compensation expense	17,992	42,690	6,880

Accretion to redemption value of redeemable non-controlling interests	-	52,321	8,433

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders-	432,343	800,245	128,977

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share -
Basic	4.60	6.51	1.05
Diluted	4.50	5.20	0.84

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd. ‘s ordinary shareholders per ADS -
Basic	18.40	26.04	4.20
Diluted	18.00	20.80	3.36

Weighted average ordinary shares outstanding used in Non-GAAP EPS-
Basic	94,018,394	122,980,870	122,980,870
Diluted	96,035,985	153,786,531	153,786,531

JINKOSOLAR HOLDING CO., LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except ADS and Share data)

	For the quarter ended
	Dec 31, 2013	Sep 30, 2014	Dec 31, 2014
	RMB	RMB	RMB	USD
Revenues from third parties	1,983,200	2,560,828	2,971,253	478,879

Revenues from related parties	204,866	557	0	0

Total revenues	2,188,066	2,561,385	2,971,253	478,879

Cost of revenues	(1,647,227)	(2,032,904)	(2,293,087)	(369,579)

Gross profit	540,839	528,481	678,166	109,300

Operating expenses:
Selling and marketing	(143,147)	(177,170)	(253,978)	(40,934)
General and administrative	(102,462)	(87,978)	(144,241)	(23,247)
Research and development	(29,351)	(23,433)	(37,619)	(6,063)
Impairment of long lived assets	(3,573)	-	(5,702)	(919)
Total operating expenses	(278,533)	(288,581)	(441,540)	(71,163)

Income from operations	262,306	239,900	236,626	38,137
Interest expenses, net	(53,364)	(73,055)	(82,102)	(13,232)
Subsidy income	3,523	4,114	42,284	6,815
Exchange loss	(6,500)	(75,861)	(45,351)	(7,309)
Other (expense)/income, net	(494)	(505)	99	16
Change in fair value of forward contracts	15,747	77,105	38,555	6,214
Change in fair value of convertible senior notes and capped call options	(52,044)	(24,936)	80,179	12,923
Income before income taxes	169,174	146,762	270,290	43,564
Income tax benefit/(expense)	(347)	153,774	9,405	1,516
Equity in (loss)/income of affiliated companies	(3,884)	(5,186)	2,141	345
Net income	164,943	295,350	281,836	45,425
Net (income)/loss attributable to non-controlling interests	(657)	428	(15)	(2)
Accretion to redemption value of redeemable non-controlling interests	-	(15,213)	(37,107)	(5,981)
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	164,286	280,564	244,714	39,442
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	1.53	2.27	1.97	0.32
Diluted	1.47	2.00	0.78	0.13

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	6.12	9.08	7.88	1.28
Diluted	5.88	8.00	3.12	0.52

Weighted average ordinary shares outstanding:
Basic	107,703,736	123,747,372	124,271,181	124,271,181
Diluted	112,119,967	155,445,422	155,066,407	155,066,407

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS) INCOME

Net income	164,943	295,350	281,836	45,425
Other comprehensive (loss)/income:
-Unrealized gain/(loss) on available-for-sale securities, net	6,042	(6,151)	(540)	(87)
-Foreign currency translation adjustments	1,334	8,242	2,613	421
Comprehensive income	172,319	297,441	283,909	45,759
Less: comprehensive income attributable to non-controlling interests	657	14,785	(15)	(2)
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	171,662	282,656	283,924	45,761

NON-GAAP RECONCILIATION

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	164,286	280,565	244,714	39,442

Change in fair value of convertible senior notes and capped call options	52,044	24,936	(80,179)	(12,923)

4% of interest expense of convertible senior notes	7,552	16,824	16,779	2,704

Exchange gain on convertible senior notes and capped call options	(5,431)	(143)	(8,557)	(1,379)

Stock-based compensation expense	10,168	4,645	27,231	4,389

Accretion to redemption value of redeemable non-controlling interests	-	15,213	37,107	5,981

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders-	228,619	342,040	237,095	38,214

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share -
Basic	2.12	2.76	1.91	0.31
Diluted	2.04	2.20	1.53	0.25

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd. ‘s ordinary shareholders per ADS -
Basic	8.48	11.04	7.64	1.24
Diluted	8.16	8.80	6.12	1.00

Weighted average ordinary shares outstanding used in Non-GAAP EPS-
Basic	107,703,736	123,747,372	124,271,181	124,271,181
Diluted	112,119,967	155,445,422	155,066,407	155,066,407

JINKOSOLAR HOLDING CO., LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31, 2013 (Note 1)	December 31, 2014
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	456,076	1,777,021	286,404
Restricted cash	398,500	517,055	83,334
Restricted short-term investments	734,093	1,599,302	257,761
Short-term investment	-	112,000	18,051
Accounts receivable, net - related parties	284,142	174,534	28,130
Accounts receivable, net - third parties	1,648,748	3,118,303	502,579
Notes receivable - related parties	42,900	-	-
Notes receivable, net - third parties	254,774	72,881	11,746
Advances to suppliers, net - related parties	-	1,184	191
Advances to suppliers, net - third parties	70,017	80,922	13,042
Inventories	712,029	1,891,148	304,798
Forward contract receivables	42,149	47,713	7,690
Available-for-sale investment	-	20,876	3,365
Other receivables - related parties	216	163	26
Capped call options	107,224	-	-
Deferred tax asset - current	-	77,562	12,501
Prepayments and other current assets	591,853	916,656	147,738

Total current assets	5,342,721	10,407,320	1,677,356

Non-current assets:
Restricted time deposit	87,387	142,737	23,005
Available-for-sale investment	30,118	-	-
Project assets	1,358,944	4,353,070	701,588
Long-term investments	93,569	103,118	16,620
Property, plant and equipment, net	3,186,998	3,101,795	499,919
Land use rights, net	359,085	371,932	59,945
Intangible assets, net	6,464	9,964	1,606
Deferred tax assets - no current	-	102,124	16,459
Forward contract receivables-long term	1,011	-	-
Capped call options	-	21,098	3,400
Other assets	144,928	474,478	76,472

Total non-current assets:	5,268,504	8,680,316	1,399,014

Total assets	10,611,225	19,087,636	3,076,370

LIABILITIES
Current liabilities:
Accounts payable - related parties	2,468	1,479	238
Accounts payable - third parties	1,765,268	3,147,732	507,322
Notes payable - third party	1,411,994	2,452,444	395,262
Accrued payroll and welfare expenses	238,655	312,431	50,355
Advances from customers	147,583	423,089	68,190
Income tax payable	15,625	75,789	12,215
Other payables and accruals	830,374	1,392,144	224,374
Other payables due to a related party	3,262	7,577	1,221
Forward contract payables	10,080	30,901	4,980
Convertible senior notes	770,486	-	-
Deferred tax liabilities - current	-	6,187	997
Bonds payable and accrued interests	66,726	66,726	10,754
Short-term borrowings from third parties, including current portion of long-term bank borrowings	1,974,594	2,606,866	420,151
Total current liabilities	7,237,115	10,523,365	1,696,059

Non-current liabilities:
Long-term borrowings	362,000	956,500	154,160
Long-term payables	32,396	66,906	10,783
Bond payables	800,000	800,000	128,937
Accrued warranty costs – non-current	159,101	229,489	36,987
Convertible senior notes	-	1,540,399	248,267
Deferred tax liability—non-current	-	2,573	415
Total non-current liabilities	1,353,497	3,595,867	579,549

Total liabilities	8,590,612	14,119,232	2,275,608

Redeemable non-controlling interests	-	1,435,585	231,374

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 108,051,630 and 124,292,030 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	16	18	3
Additional paid-in capital	1,968,702	2,794,025	450,315
Statutory reserves	184,929	251,905	40,600
Accumulated other comprehensive income	12,869	11,874	1,914
Treasury stock, at cost; 1,723,200 shares of ordinary shares as of December 31, 2013 and 2014, respectively	(13,876)	(13,876)	(2,236)
Accumulated (losses)/retained earnings	(142,898)	463,151	74,646

Total JinkoSolar Holding Co., Ltd. shareholders' equity	2,009,742	3,507,097	565,242

Non-controlling interests	10,871	25,722	4,146

Total liabilities and shareholders' equity	10,611,225	19,087,636	3,076,370